July 30, 2025

Lorenz Werndle
Chief Financial Officer
Blue Gold Ltd
Mourant Governance Services (Cayman) Limited
94 Solaris Avenue, Camana Bay
Grand Cayman, KY1-1108, Cayman Islands

       Re: Blue Gold Ltd
           Registration Statement on Form F-1
           Filed July 18, 2025
           File No. 333-288744
Dear Lorenz Werndle:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Index to Consolidated Financial Statements, page F-1

1. We note that you have included pro forma financial statements depicting your recent merger and provided historical financial statements of Blue Gold Holdings Ltd. as well as Perception Capital Corp. IV, which include the accounts of Blue Gold Ltd. as a subsidiary. However, based on the requirements in Item 4 of Form F-1 and Item 18 of Form 20-F, it appears that you would also need to include stand-alone audited financial statements of the registrant, Blue Gold Ltd. (including any subsidiaries), as of the end of its most recently completed fiscal year.
 July 30, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Daniel Morris at 202-551-3314 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation